SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G
                         (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
RULES
  13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

                       (Amendment No. 3)*


                           ECOGEN INC.
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                        (Name of Issuer)


             Common Stock, $.01 par value per share
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                 (Title of Class of Securities)


                           278864-20-2
                    -------------------------
                         (CUSIP Number)


                        Janaury 25, 1999
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------------
     (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278864-20-2     SCHEDULE 13G                Page 2 of 5

_________________________________________________________________
____________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     KA Investments LDC
_________________________________________________________________
____________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  (a) [ ]


  (b) [ ]
_________________________________________________________________
____________
3    SEC USE ONLY
_________________________________________________________________
____________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_________________________________________________________________
____________
               5    SOLE VOTING POWER

NUMBER OF           918,079 (See Item 4)

SHARES
______________________________________________________________

BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            -0-

______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           918,079 (See Item 4)

______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                -0-
_________________________________________________________________
____________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     918,079 (See Item 4)
_________________________________________________________________
____________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

                                                             [ ]
_________________________________________________________________
____________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.89% (See Item 4)
_________________________________________________________________
____________
12   TYPE OF REPORTING PERSON*

     CO
_________________________________________________________________
____________


             * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:
            Ecogen Inc. (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:
            2005 Cabot Boulevard West, Langhorne, PA 19047.

Item 2(a).  Name of Person Filing:
            KA Investments LDC.

Item 2(b).  Address of Principal Business Office or, if None,
            Residence:
            c/o Deephaven Capital Management LLC, 1712 Hopkins
            Crossroads, Minnetonka, MN  55305.

Item 2(c).  Citizenship:
            Cayman Islands.

Item 2(d).  Title of Class of Securities:
            Common Stock, par value $.01 per share, of the Company ("Common Stock").

Item 2(e).  CUSIP Number:
            278864-20-2

Item 3.     If this Statement Is Filed Pursuant to Rules 13d-
            1(b), or 13d-2(b) or (C), Check Whether the Person
            Filing is a:

            (a) [ ] Broker or dealer registered under Section 15
                    of the Exchange Act;
            (b) [ ] Bank as defined in Section 3(a)(6) of the
                    Exchange Act;
            (c) [ ] Insurance company as defined in Section
                    3(a)(19) of the Exchange Act;
            (d) [ ] Investment company registered under Section
                    8 of the Investment Company Act;
            (e) [ ] An investment advisor in accordance with
                    Rule 13-d(b)(1)(ii)(E);
            (f) [ ] An employee benefit plan or endowment fund
                    in accordance with Rule 13d-1(b)(1)(ii)(F);
            (g) [ ] A parent holding company or control person
                    in accordance with Rule 13d-1(b)(1)(ii)(G);
            (h) [ ] A savings association as defined in Section
                    3(b) of the Federal Deposit Insurance Act;
            (i) [ ] A church plan that is excluded from the
                    definition of an investment company under Section (c)(14) of the Investment Company Act;
            (j) [ ] Group, in accordance with Rule 13d-
                    1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c),
            check this box.         [X]

Item 4.     Ownership.
            Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.

            (a) Amount beneficially owned:

                           Page 3 of 5

                918,079 shares of Common Stock*

            (b) Percent of class:
                9.89% (based on 8,366,541 shares of Common Stock outstanding as reported in the Company's
                Quarterly Report on Form 10-K for the yearly period ended October 31, 1998).

            (c) Number of shares to which such person has:

                (i)   Sole power to vote or direct the vote:
                      918,079 shares of Common Stock*

                (ii)  Shared power to vote or direct the vote:
                      0

                (iii) Sole power to dispose or to direct the
                      disposition of:
                      918,079 shares of Common Stock*

                (iv)  Shared power to dispose of or direct the
                      disposition of:
                      0

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person:
            See Schedule A for a listing of control persons of the Reporting Person which control persons may be deemed to be indirect beneficial owners of the securities reported herein.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported By the
            Parent Holding Company.
            Not applicable.

Item 8.     Identification and Classification of Members of the
            Group.
            Not applicable.

Item 9.     Notice of Dissolution of a Group.
            Not applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


--------------------
* Includes shares of Common Stock issuable upon (i) conversion of 12,000 shares of the Company's 8% Series 1998-A Convertible Preferred Stock, par value $.01 per share, and (ii) exercise of a common stock purchase warrant for the purchase, up to June 5, 2003, of 160,000 shares of Common Stock at a exercise price of $3.525. Excludes a short position of 9,921 shares of Common Stock.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 1999


KA Investments LDC


   By:/s/ Gary Sobczak
   ______________________________
   Name:  Gary Sobczak
   Title: Secretary

                           Schedule A


Control Persons of KA Investments LDC:

1. Deephaven Market Neutral Trading L.P. (an Illinois limited partnership)
   Address:              1712 Hopkins Crossroads
                         Minnetonka, MN 55305.

2. Deephaven Market Neutral Fund Limited (a British Virgin
   Islands corporation)
   Registered Office:    c/o International Fund Administration
                         Hamilton, HM11 Bermuda

   Mailing Address:      1712 Hopkins Crossroads
                         Minnetonka, MN 55305.